

Mark Taylor · 3rd
CEO/Co-founder at Warehouse Republic
Austin, Texas, United States · Contact info
500+ connections

 Warehouse Republic

Ⓐ Acton School of Business

Experience

CEO/Co-founder
Warehouse Republic
Mar 2018 – Present · 3 yrs 8 mos
Austin, Texas Area

3rd Party Logistics solutions for Fulfillment by Amazon (FBA) and E-commerce Sellers

Owner
Nanga Yoga, LLC.
Mar 2015 – Present · 6 yrs 8 mos
Austin, Texas Area

Nanga Yoga is a boutique yoga equipment manufacturing and marketing company with a customer-driven focus and a passion for yoga and wellness. http://www.nangayoga.com

Associate
Techstars
Mar 2015 – Jun 2015 · 4 mos
Austin, Texas Area

Techstars is a mentorship-driven seed stage investment program that runs three month long programs in Austin (TX), Berlin (DE), Boston (MA), Boulder (CO), Cloud (San Antonio, TX), Chicago (IL), New York City (NY), Seattle (WA), and London (UK) once each year.
...see more

International Sales Director
Altec
Nov 2012 – Nov 2014 · 2 yrs 1 mo
Birmingham, Alabama Area

Crash Rescue Equipment Service, Inc.
3 yrs 4 mos

Oil & Gas Equipment Remanufacturing Sales Manager
Jul 2011 – Sep 2012 · 1 yr 3 mos

Crash Rescue is a global leader in heavy equipment remanufacturing in the aircraft rescue fire-fighting and oil and gas industries. Crash Rescue's unique and systematic REBUILD program, with its comprehensive and quality controlled processes, remains the company's primary focus today. Clients include the US Army, US Navy, and the US Marine Cor ...see more

General Manager of Pitman Utility Products
Jan 2010 – Jul 2011 · 1 yr 7 mos

Assigned to lead a crucial project: managed all details related to the post-deal acquisition, restructure, turnaround, growth, and sale of Pitman Utility Products, a newly acquired division of Crash Rescue. Pitman was an underperforming company owned by Crash Rescue's investors; assigned the goal of turning Pitman around and minimizing losses before ...see more

Show 1 more role ⌄

Show 4 more experiences ⌄

Education

Acton School of Business
MBA, Entrepreneurship/Entrepreneurial Studies
2007 – 2008

Got my ass kicked for 10 months by people much smarter than I.

University of Valencia
Minor in Spanish, Business
2007 – 2007

The Acton MBA in Entrepreneurship is an intensive, twelve-month program taught exclusively by successful, practicing entrepreneurs in Austin, Texas. Based on Harvard case method, Acton students spend ninety hours a week grappling with real-world case studies, selling products door-to-door and building assembly lines.

Attained Spanish fluency; studied in Valencia, Spain for 5 months

University of Oklahoma - Price College of Business
BS, Finance, Entrepreneurship/Venture Management, Minor in Spanish
2002 – 2007
Activities and Societies: Delta Upsilon International Fraternity: President Oklahoma Governor's Cup: Statewide Business Plan competition; Won 2nd Place Camp Crimson Counselor: 3 day orientation camp for incoming freshmen students; voted outstanding counselor.

BBS Finance, BBS Entrepreneurship/Venture Management, minor in Spanish